Filed Pursuant to Rule 253(g)(2)
File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 2 DATED MARCH 16, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Starkey Ranch Controlled Subsidiary - Odessa, FL

On March 10, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Starkey Ranch Controlled Subsidiary”) for an initial purchase price of approximately $4,265,000, which is the initial stated value of our equity interest in a new investment round in the Starkey Ranch Controlled Subsidiary (the “Starkey Ranch Balanced II eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Starkey Ranch Controlled Subsidiary, for an initial purchase price of approximately $38,375,000 (the “Starkey Ranch Interval Fund Investment” and, together with the Starkey Ranch Balanced II eREIT Investment, the “Starkey Ranch Investment”). The Starkey Ranch Controlled Subsidiary used the proceeds to acquire a stabilized garden style multifamily property totaling 384 units located in Odessa, FL (the “Starkey Ranch Property”). The initial Starkey Ranch Balanced II eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Starkey Ranch Balanced II eREIT Investment and the Starkey Ranch Investment occurred concurrently.

The Starkey Ranch Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Starkey Ranch Balanced II eREIT Investment (the “Starkey Ranch Operative Agreements”), we have authority for the management of the Starkey Ranch Controlled Subsidiary, including the Starkey Ranch Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the purchase price for the Starkey Ranch Property, paid directly by the Starkey Ranch Controlled Subsidiary.

The total purchase price for the Starkey Ranch Property was approximately $87,000,000, an average of approximately $226,500 per unit. We anticipate additional hard costs of approximately $115,000 for rebranding and miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $3,375,000 bringing the total projected project cost for the Starkey Ranch Property to approximately $90,490,000. To finance the acquisition of the Starkey Ranch Property, a $47,850,000 senior loan with a one (1) year term at a SOFR + 1.50% interest rate with one year interest only was secured.

The Starkey Ranch Property was built in 2019 and has a mix of unit types and floorplans, ranging from 669 square foot 1-bedroom to 1,400 square foot 3-bedroom/2-bath apartments. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. Professional third party property management will be installed to manage the Starkey Ranch Property.

Odessa, FL is located approximately 25 miles north of Tampa, FL. The location benefits from the overall Tampa MSA population growth and job growth. The property also benefits from being the only apartment complex within the Starkey Ranch master planned community, which is a 2,400+ acre community with for-sale homes, a Publix anchored shopping center, and numerous trails/amenities.

The following table contains underwriting assumptions for the Starkey Ranch Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Starkey Ranch Property	5.5%	2.5%	2.75%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Balanced eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.